UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

EFUTURE HOLDING INC.

(Name of the Issuer)

eFuture Holding Inc.

Mr. Zhongchu Li

Beijing Shiji Information Technology Co., Ltd.

Shiji (Hong Kong) Limited

eFuture CI Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Troe Wen eFuture Holding Inc. A1103, A1105, A1106-07, Building A, Chengjian Plaza No. 18 Beitaipingzhuang Road, Haidian District Beijing, 100088 People’s Republic of China Telephone: +86 10 5191 6123

Mr. Zhongchu Li

Shiji (Hong Kong) Limited

eFuture CI Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai

Hong Kong S.A.R.

Telephone: +852 2332 8520

Mr. Zhongchu Li

Beijing Shiji Information Technology Co., Ltd.

3F East of the Lobby,
Yeahome International Hotel,
Yi No. 65, Fuxing Road

Beijing 100036

People’s Republic of China

Telephone: +86 10 6824 9356

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Fang Xue, Esq.	Denise Shiu, Esq.
Gibson, Dunn & Crutcher LLP	Cleary Gottlieb Steen & Hamilton LLP
Unit 1301, Tower 1, China Central Place	45th Floor, Fortune Financial Center
No. 81 Jianguo Road	5 Dong San Huan Zhong Lu
Beijing 100025	Beijing, 100022
People’s Republic of China	People’s Republic of China
Telephone: +86 10 6502 8500	Telephone: +86 10 5920 1000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
18,457,882	$1,858.71

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $6.42 for 2,543,358 issued and outstanding ordinary shares of the issuer subject to the transaction, and (b) the product of 282,469 restricted shares of the issuer subject to the transaction multiplied by $6.42 per restricted share plus (c) the product of 157,250 ordinary shares issuable under all outstanding options with per share exercise price lower than $6.42 multiplied by $2.01 per share (which is the difference between $6.42 per share merger consideration and the weighted average exercise price of $4.41 per share of such options) ((a) , (b) and (c) together, the “Transaction Valuation”).

**

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

TABLE OF CONTENTS

Item 15 Additional Information	1

Item 16 Exhibits	2

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0756 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Zhongchu Li; (c) Beijing Shiji Information Technology Co., Ltd.; (d) Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”); and (e) eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).

This Transaction Statement relates to the agreement and plan of merger, dated as of September 23, 2016 among Parent, Merger Sub and the Company (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15   Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On December 20, 2016, at 10:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at A1103, A1105, A1106-07, Building A, Chengjian Plaza,No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, the plan of merger in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement, including the Merger.

On January 11, 2017, the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on January 11, 2017. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger (the “Effective Time”), each of the Shares issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$6.42 in cash, without interest, except for (a) 2,744,857 Shares held by Parent, Shares held by the Company, and any Shares held by their subsidiaries immediately prior to the Effective Time, which have been cancelled and cease to exist without payment of any consideration or distribution therefor; and (b) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which have been cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

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In addition to the foregoing, at the Effective Time, the Company’s 2009 Share Incentive Plan, 2011 Share Incentive Plan, 2013 Share Incentive Plan and 2015 Share Incentive Plan (collectively, the “Company Incentive Plans”), have been terminated and each stock option under the Company Incentive Plans (the “Company Stock Option”) that was then vested, outstanding and unexercised immediately prior to the Effective Time has been cancelled and converted into the right of the holder of such Company Stock Option to receive, net of any applicable withholding taxes, cash in the amount equal to the product of (x) the excess, if any, of US$6.42 over the exercise price per Share issuable under such Company Stock Option and (y) the number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time.

At the Effective Time, each Company Stock Option that was then outstanding and not vested on or prior to the Effective Time has been cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to the product of (x) the total number of Shares issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any of (1) US$6.42 over (2) the exercise price per Share issuable under such Company Stock Option.

At the Effective Time, each restricted share of the Company granted under the Company Incentive Plans (each a “Company Restricted Share”), whether vested or unvested, that was then outstanding immediately prior to the Effective Time, has been cancelled and converted into the right of the holder of such Company Restricted Share to receive, net of any applicable withholding taxes, cash in the amount equal to US$6.42.

As a result of the merger, the Shares will no longer be listed on the NASDAQ Capital Market (the “NASDAQ”). The Company has requested the NASDAQ to file Form 25 with the SEC to notify the SEC of the delisting of the Company’s Shares on the NASDAQ and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16   Exhibits

(a)-(1)*	Proxy Statement of the Company dated November 10, 2016 (the “Proxy Statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(4)*	Press Release issued by the Company, dated September 23, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 23, 2016.

(a)-(5)	Press Release issued by the Company, dated January 11, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 11, 2017.

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(b)-(1)*	Support Agreement, dated as of September 23, 2016, by and between Parent and the Company, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated September 21, 2016, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 21, 2016.

(d)-(1)*	Agreement and Plan of Merger, dated as of September 23, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

 ___________________________________________
*previously filed

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2017

eFuture Holding Inc.

By	/s/ Yuanzhu Lu
Name:	Yuanzhu Lu
Title:	Director

Mr. Zhongchu Li

/s/ Zhongchu Li

Beijing Shiji Information Technology Co., Ltd.

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

Shiji (Hong Kong) Limited

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

eFuture CI Limited

By	/s/ Zhongchu Li
Name:	Zhongchu Li
Title:	Director

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EXHIBIT INDEX

(a)-(1)*	Proxy Statement of the Company dated November 10, 2016 (the “Proxy Statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(4)*	Press Release issued by the Company, dated September 23, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 23, 2016.

(a)-(5)	Press Release issued by the Company, dated January 11, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 11, 2017.

(b)-(1)*	Support Agreement, dated as of September 23, 2016, by and between Parent and the Company, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated September 21, 2016, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 21, 2016.

(d)-(1)*	Agreement and Plan of Merger, dated as of September 23, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

________________________________________

*previously filed

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